UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SNYDER’S-LANCE, INC.

(Name of Issuer)

Common Stock, Par Value $.83-1/3 Per Share

(Title of Class of Securities)

833551 104

(CUSIP Number)

Charles E. Good

416 Sprenkle Avenue

Hanover, PA 17331

(717) 632-4477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

John F. Meck

Eckert Seamans Cherin & Mellott, LLC

600 Grant Street, 44th Floor

Pittsburgh, PA 15219-2788

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 833551 104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Charles E. Good
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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Explanatory Note: This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of Charles E. Good (the “reporting person”) dated December 16, 2010, as amended by Amendment No. 1 thereto dated January 11, 2011, Amendment No. 2 thereto dated September 8, 2011, Amendment 3 thereto dated November 28, 2011, Amendment No. 4 thereto dated September 18, 2012 and Amendment No. 5 thereto dated December 18, 2017 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 6 is the reporting person’s final amendment to the Schedule 13D and constitutes an exit filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The reporting person’s resignation on January 25, 2018 l as trustee of the Warehime 2017 GRAT #1 for the benefit of Patricia A. Warehime, Katherine A. Mininger, Susan A. Rupp and Elizabeth A. Warehime (the “2017 GRAT”) and the distribution from the Warehime 2016 GRAT #1 for the benefit of Patricia A. Warehime, Katherine A. Mininger and Susan A. Rupp (the “2016 GRAT”) did not involve payment by the reporting person of any form of consideration.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On March 26, 2018 (the “Closing Date”), pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving as an indirect wholly-owned subsidiary of Campbell and Merger Sub ceasing to exist following the Merger. Pursuant to the terms of the Merger Agreement, each share of Common Stock issued and outstanding as of immediately prior to the effective time (other than shares held by Campbell, Merger Sub, the Issuer (including shares held in treasury) or their respective subsidiaries) was converted into the right to receive an amount in cash equal to the Per Share Amount and was cancelled and ceased to exist.

As a result, on the Closing Date, the shares of Common Stock of the Issuer beneficially owned by the reporting person were converted into the right to receive $50.00 in cash per share of Common Stock, and the reporting person ceased to be the beneficial owner of any shares of the Issuer’s Common Stock.

In connection with the closing of the Merger, the Issuer’s Common Stock that previously traded under the stock symbol "LNCE", ceased trading on, and is being delisted from, the NASDAQ Global Market.

In connection with the Merger, each member of the Board of Directors of the Issuer (the "Issuer Board") resigned from the Issuer Board, including any committee thereof, and the board of directors of Merger Sub immediately prior to the effective time of the Merger became the board of directors of the Issuer.

On the Closing Date, the Voting Agreement was terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) Amount of Beneficial Ownership.

Upon consummation of the transactions contemplated by the Merger Agreement on the Closing Date, the reporting person ceased to be the beneficial owner of any shares of the Issuer’s Common Stock.

(b) Nature of Beneficial Ownership.

Upon consummation of the transactions contemplated by the Merger Agreement on the Closing Date, as described in Item 4 above, the reporting person ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any shares of Common Stock of the Issuer.

(c) Recent Transactions.

The following is a summary of the transactions effected in shares of Common Stock during the past sixty days by the reporting person and prior to the effective time of the Merger:

On March 8, 2018, the 2016 GRAT distributed 1,126,371 shares of Common Stock to the Patricia A. Warehime Revocable Deed of Trust. These shares were distributed for no consideration as an annuity pursuant to the terms of the 2016 GRAT.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

None.

(e) Ownership of Five Percent or Less of Class.

The reporting person ceased to be a beneficial owner of five percent or more of the Issuer’s Common Stock on the Closing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

On the Closing Date, the Voting Agreement was terminated according to its terms.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2018

/s/ Charles E. Good
Charles E. Good

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